Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Update on the impact of regional flooding on the US PGM operations
Johannesburg, 24 June 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to update stakeholders on the impact of the regional floods which, on Monday 13 June 2022, affected a widespread region surrounding its US PGM operations in Montana, USA.
Following initial assessment of the impact of the flooding on our US PGM operations, we are pleased to report that despite widespread damage to infrastructure and personal property across the region, our mining and metallurgical operations were largely unaffected.
Several bridges in the vicinity of our Stillwater mine were however damaged during the flooding and sections of the primary access road from Nye to the Stillwater mine have been severely eroded, restricting access to the mine and requiring rerouting of water, tailings and other piping. Remediation work on the east/west access bridge within the Stillwater mine complex has begun and should be completed in approximately four weeks. It is estimated that operations at the Stillwater mine will remain suspended for approximately 4-6 weeks before safe access to the mine is restored and production can resume.
Management continues to engage with all relevant authorities and affected stakeholders to prioritise the repair of the damaged bridges and roads and to remediate the impact of flooding of the Stillwater river within the Stillwater mine complex. The Stillwater mine accounts for approximately 60% of mined production from the US PGM operations.
Access to the East Boulder mine and Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.
CEO, Neal Froneman commented: “We have been encouraged by the positive response to the flooding by the entire community and are proud of the key role our employees have played in supporting those worst affected during this difficult period. We will continue to work with the local authorities and other stakeholders to fast-track the recovery of the region and look forward to resuming operations at the
Stillwater section in due course.”
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014

Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”,
“potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s
(“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual
Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).